[ING AMERICAS LEGAL SERVICES LETTERHEAD]

Edgar December 11, 2009 Patrick Scott Senior Counsel Office of Insurance Products Division of Investment Management

U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C., 20549-4644

Re:	ING Life Insurance and Annuity Company
Initial Registration Statement on Form S-1: ING Select Rate (formerly, ING
Secure Guarantee)
File No. 333-162140

Dear Mr. Scott:

     We are writing to respond to your comments by letter dated November 24, 2009 in regard to the initial registration statement, as referenced above, for the offering of fixed annuity contracts with a market value adjustment feature. In response to your comments, we have reproduced your comments below and set forth our response immediately below each comment.

1.	Summary (p. 5), Surrender Charge (p. 8): Please replace the word “Nil” with the number
“0” in the surrender charges schedule in the summary section as well as on p. 8 in the section on charges.

Response: We have revised the disclosure accordingly.

2.	Risk Factors (p. 5):

	a.	Rather than cross-referencing the “Market Value Adjustment” as a risk, please list it as a risk factor. Consider stating plainly something to the effect of, “if you choose to withdraw your money or surrender the contract on any date other than the period 30 days after the expiration of the initial or succeeding guarantee period, and interest rates have risen above their level when you made your purchase, you will experience a market value adjustment, which may result in the loss of principal and/or earnings.”

Response: We have revised the disclosure to list the Market Value Adjustment as a risk factor.

	b.	Please provide similar disclosure about the risks relating to Surrender Charges. In addition, please disclose that the market value adjustment, in combination with the applicable withdrawal charges, could result in a contract owner receiving total withdrawal proceeds of less than the purchase payment amount.

Patrick Scott, Esq. December 11, 2009 Page 2 of 4

Response: We have revised the disclosure to list the Surrender Charge as a risk factor, and to clarify that any Surrender Charge, in combination with the Market Value Adjustment, could result in the loss of principal and earnings.

3. State Variations (p. 13): a. Please identify the different features and benefits that vary by state.

Response: We deleted this section in its entirety and have instead noted the state variations of features and benefits directly in the relevant section of the prospectus. The state variations pertain to the following features and benefits:

i.	Right to Examine and Return this Contract:	We have revised the disclosure

to clarify the existence of state variations regarding the Right to Examine and
Return this Contract. Moreover, under “Other Important Information – Right to
Examine and Return this Contract,” we have added a table specifying the state requirements that vary from the specimen contract.

	ii.	Initial Guarantee Period and Guarantee Periods for Renewal: We have clarified in the disclosure that renewals are not permissible for Contracts issued in Illinois. Instead under such Contracts, the Owner will receive single lump sum payment, unless an Annuity Plan is elected.

	iii.	Initial Guarantee Period Interest Rate and Guarantee Period Interest Rate:
We have clarified in the disclosure that for Contracts issued in certain states, the
Guaranteed Period Interest Rate is guaranteed to be greater than 0% and initially will be set at 0.25%.

	iv.	Market Value Adjustment: We have revised the disclosure regarding the MVA bias under “Market Value Adjustment” in order to clarify that a bias factor will not be used in the formula used to determine MVA in certain states. We also set forth in the disclosure this MVA formula (not containing a bias factor), which we had previously only referenced.

	v.	Annuity Payments: We have revised the disclosure to reflect state variations related to the net investment return used in determining the amount of Annuity
Payments.

b.	Please modify the disclosure to remove any suggestion that the company is not liable for statements made in the prospectus.

Response: In response to the prior comment, we have deleted this section in its entirety.

4. Guarantee Periods and Market Value Adjustment (p. 13): Please bold the statement that “we will continue to automatically apply your Accumulation Value to successive Guarantee Periods, each lasting no more than one year, until you give us alternative instructions.”

Response: We have revised the disclosure accordingly.

Patrick Scott, Esq. December 11, 2009 Page 3 of 4

5.	Surrenders and Withdrawals (p. 16): The disclosure states that you will “generally” pay the
Cash Surrender Value within 7 days of receipt of notice of the surrenders. If it is possible that the company may defer payment of surrender proceeds please disclose the maximum length of time for such deferment. Please also disclose this as a risk factor near the beginning of the prospectus.

Response: We have added a cross reference to “Other Important Information – Suspension of
Payments,” which clarifies our contract right to delay such payments “for up to 6 months, contingent upon written approval by the insurance supervisory official in the jurisdiction in which this Contract is issued.” Also, we have disclosed this right under the risk factor pertaining to liquidity risk.

6.	Further Information (p. 25): Please disclose the 1933 Act number for the prospectus in this section.

Response: We have revised the disclosure accordingly.

7.	Financial Statements, Exhibits, and Other Information: Financial statements, exhibits, and other information not included in the registration statement must be filed in a pre-effective amendment to the registration statement.

Response: All financial information in compliance with the requirements of Form S-1 will be included in the pre-effective amendment.

8.	Representation of Company: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the Registrant may not assert this action as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

Response: The Registrant acknowledges and agrees that: (i) should the Commission or staff,

Patrick Scott, Esq. December 11, 2009 Page 4 of 4

acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Additionally, please be advised of the following that we also made a few additional, non-material changes as marked in the following disclosure excerpts:

  The marketing name for this product is ING Select Rate.
  Additional special terms added to the Glossary.

     Please let Nick Morinigo or me know if you require anything more or different. We can be reached at (610) 425-3447 or (610) 425-3404, respectively.

Respectfully,

/s/ John S. Kreighbaum John S. (Scott) Kreighbaum Counsel

In re Comment 3.a:State Variations

The allocation options available under the Contract are Guarantee Periods. A Guarantee Period is equal to one or more Contract Years during which a declared Guarantee Period Interest Rate is guaranteed to be credited to the Single Premium or Accumulation Value, as applicable. See page 5. The following Guarantee Periods are currently available:

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Initial Guarantee Periods	Guarantee Periods for Renewals

3 to 10 years	1 year
(3, 4, 5, 6 etc.)
è You select the Initial Guarantee Period for the Single	è We automatically apply the Accumulation Value to the 1-
Premium.	year Guarantee Period at the end of the Initial Guarantee
Period, or each succeeding Guarantee Period, as applicable,
until you give us alternative instructions.
¡ IMPORTANT NOTE: The Initial Guarantee Period is	¡ IMPORTANT NOTE: For Contracts issued in Illinois,
limited to 5 years or less if the Owner is age 76 to 80.	Indiana and Maryland, no renewals are permitted. See
pages 5 and 9.

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The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

NOT: FDIC/NCUA INSURED; A DEPOSIT OF A BANK; BANK GUARANTEED; OR INSURED

BY ANY FEDERAL GOVERNMENT AGENCY. MAY LOSE VALUE.

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RIGHT TO EXAMINE AND RETURN THIS CONTRACT: You may return the contract within 10 days of its receipt (or longer as state law may require or when issued as a replacement contract). If so returned, we will promptly pay you the Accumulation Value, adjusted for any Market Value Adjustment, where permitted. See page 10.

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EXCHANGES: Your agent should only recommend an exchange (replacement) if it is in your best interest and only after evaluating your personal and financial situation and needs, tolerance for risk and financial ability to pay for the contract.

We pay compensation to broker/dealers whose registered representatives sell the contract.

See page Error! Bookmark not defined..

In re Comment 1: Summary (p.5), Surrender Charge (p. 8)

Summary – Contract Charges and Risk Factors

Surrender Charges

You will pay no charges in buying or owning the Contract. A Surrender Charge will apply to certain Withdrawals and to a Surrender, but only during the Guarantee Period you select for the Single Premium (which we refer to as the Initial Guarantee Period), according to the schedule below. The rate of the Surrender Charge is a percentage of the Accumulation Value being withdrawn that diminishes each Contract Year. The length of time the Surrender Charge will apply varies with the duration of the Initial Guarantee Period. The Surrender Charge is deducted from the Accumulation Value.

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Guarantee				Surrender Charge Schedule – Contract Year
Period	1	2	3	4	5	6	7	8	9	10
3	8%	7%	6%	0	0	0	0	0	0	0
4	8%	7%	6%	5%	0	0	0	0	0	0
5	8%	7%	6%	5%	4%	0	0	0	0	0
6	8%	7%	6%	5%	4%	3%	0	0	0	0
7	8%	7%	6%	5%	4%	3%	2%	0	0	0
8	8%	7%	6%	5%	4%	3%	2%	1%	0	0
9	8%	7%	6%	5%	4%	3%	2%	1%	0	0
10	8%	7%	6%	5%	4%	3%	2%	1%	0	0

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The Surrender Charge schedule does not restart when your Contract renews into another Guarantee Period. You will pay no Surrender Charge once the Surrender Charge is zero after the first time your Contract renews into another Guarantee Period. We will deduct any Surrender Charge after the MVA is applied. See page 6. A charge for premium taxes may also be deducted. See page

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Error! Bookmark not defined..

In re Comment 2:Risk Factors(p.8)and Comment 5(p.16) Surrenders and Withdrawals

Risk Factors

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Purchasing the Contract involves certain risks as noted below. You should also carefully consider your personal tax situation before you purchase a Contract. See page Error! Bookmark not defined. for a general discussion of the U.S. federal income tax treatment of the Contract

Liquidity Risk – The Contract is designed for long-term investment and should be held for the length of the Initial Guarantee Period or the Guarantee Period, as applicable. The Interest Withdrawal Amount provides some liquidity. However, if you withdraw more than the Interest Withdrawal Amount, a Surrender Charge may apply during the Initial Guarantee Period, which in combination with the Market Value Adjustment, could result in the loss of principal and earnings. Because the Contract provides only limited liquidity during the Surrender Charge period, it is not suitable for short-term investment.

You may request a Withdrawal or Surrender the Contract by providing Notice to Us at any time prior to the Annuity Commencement Date. Notice to Us that is received before the close of business on any Business Day will be processed the same day; otherwise, the Withdrawal or Surrender will be taken as of the close of business on the next Business Day. We will generally pay the Cash Surrender Value within 7 days of receipt of Notice to Us. We reserve the right in the Contract to defer paying a Withdrawal or the Cash Surrender Value for up to 6 months after we receive your request, contingent upon written approval of the insurance supervisory official in the jurisdiction in which the Contract is issued.

Surrender Charge Risk during the Initial Guarantee Period – A Surrender Charge may apply to certain Withdrawals or a Surrender during the Initial Guarantee Period only. The Surrender Charge is designed to recover the costs we incur in selling the Contract if you request a Withdrawal or Surrender that is too early. Any Surrender Charge, in combination with the Market Value Adjustment, could result in the loss of principal and earnings. You bear the risk that you may receive less than your Single Premium.

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Interest Rate Risk and the Market Value Adjustment – The declared interest rate the Company offers may be as low as 0%. A Market Value Adjustment will apply to certain Withdrawals or a Surrender prior to the end of any Guarantee Period. See page 6. We use the M V A to protect us from the risk that we will suffer a loss should we need to liquidate the investments we use to support the Guarantee Period Interest Rate in order to pay you the amount requested. The M V A may be negative, positive or result in no change. The MVA is generally negative when interest rates in the current market are higher than at the beginning of the Guarantee Period. At the time of any transaction involving the Contract, in the event that interest rates in the current market are higher, you bear the risk that you may receive less than your Single Premium.

Investment Risk – The Contract’s investment risk and return characteristics are similar to those of a zero coupon bond or certificate of deposit. See page Error! Bookmark not defined.. Accumulation Value maintained through the end of a Guarantee Period provides a fixed rate of return. The Company guarantees principal and credited interest only when held for the length of the Initial Guarantee Period or the Guarantee Period, as applicable. Otherwise, a Surrender Charge may apply, which in combination with the Market Value Adjustment, could result in the loss of principal and earnings. You bear the risk that you may receive less than your Single Premium.

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***

In re Comment 1:Summary(p.5),Surrender Charge(p.8)

Surrender Charge

During the Initial Guarantee Period only, a Surrender Charge may be deducted from the portion of the Accumulation Value being withdrawn in the following events:

A Withdrawal during the Initial Guarantee Period in an amount that is greater than the interest earned, if any, during the prior 12 months and not previously withdrawn, which we refer to as the Interest Withdrawal Amount; or A Surrender of the Contract that occurs outside of the 30-day period following the end of the Initial Guarantee Period.

The Surrender Charge is designed to recover the costs we incur in selling the Contract if you request a Withdrawal or Surrender that is too early. The rate of the Surrender Charge is a percentage of the Accumulation Value being withdrawn that diminishes each Contract Year. The length of time the Surrender Charge will apply varies by the duration of the Initial Guarantee Period. The Surrender Charge is deducted from the Accumulation Value, after the MVA, according to the below schedule:

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Guarantee				Surrender Charge Schedule – Contract Year
Period	1	2	3	4	5	6	7	8	9	10
3	8%	7%	6%	0	0	0	0	0	0	0
4	8%	7%	6%	5%	0	0	0	0	0	0
5	8%	7%	6%	5%	4%	0	0	0	0	0
6	8%	7%	6%	5%	4%	3%	0	0	0	0
7	8%	7%	6%	5%	4%	3%	2%	0	0	0
8	8%	7%	6%	5%	4%	3%	2%	1%	0	0
9	8%	7%	6%	5%	4%	3%	2%	1%	0	0
10	8%	7%	6%	5%	4%	3%	2%	1%	0	0

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The Surrender Charge schedule will only apply to the Initial Guarantee Period and does not restart when your Contract renews into another Guarantee Period.

***

In re Comment 3.b:State Variations(p.13)

The Annuity Contract

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The Contract described in this prospectus is a single premium deferred modified guaranteed annuity contract. The Contract is non-participating, which means it will not pay dividends resulting from any of the surplus or earnings of the Company. The Contract consists of any attached application, amendment or Endorsements that are issued in consideration of the Single Premium paid. We urge you to read the Contract, which details your rights as the Owner. The Contract provides a means for you to allocate the Single Premium to a Guarantee Period. A Guarantee Period equal to one or more Contract Years during which a declared Guarantee Period Interest Rate is guaranteed to be credited to the Single Premium or Accumulation Value, as applicable. Guarantee Periods of 3 to 10 years are currently available (3, 4, 5, 6 etc.) for the Single Premium. At the end of the Initial Guarantee Period, the Contract will automatically renew into another Guarantee Period, until you give us alternative instructions. The Guarantee Periods available for renewals are limited to 1 year.

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***
In re Comment 4: Guarantee Periods and Market Value Adjustment
(p. 13)
In re Comment 3.a: State Variations (p. 13)

Guarantee Periods and Market Value Adjustment

Initial Guarantee Periods and Guarantee Periods for Renewals

A Guarantee Period is equal to one or more Contract Years during which a declared Guarantee Period Interest Rate is guaranteed to be credited to the Single Premium or Accumulation Value, as applicable. The following Guarantee Periods are currently available:

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Initial Guarantee Periods	Guarantee Periods for Renewals

3 to 10 years	1 year
(3, 4, 5, 6 etc.)
è You select the Initial Guarantee Period for the Single	è We automatically apply the Accumulation Value to the
Premium.	1-year Guarantee Period at the end of the Initial Guarantee
Period, or each succeeding Guarantee Period, as applicable.
¡ IMPORTANT NOTE: The Initial Guarantee Period is	¡ IMPORTANT NOTE: For Contracts issued in Illinois,
limited to 5 years or less if the Owner is age 76 to 80.	Indiana and Maryland, no renewals are permitted. See
page 9.

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You select the Guarantee Period for the Single Premium. You may only select one Guarantee Period to allocate the Single Premium (which we refer to as the Initial Guarantee Period). At the end of the Initial Guarantee Period you selected for the Single Premium , we automatically apply the Accumulation Value to the 1-year Guarantee Period, unless your Contract is issued in Illinois, Indiana or Maryland (see below). With each renewal thereafter, we will continue to automatically apply your Accumulation Value to successive Guarantee Periods, each lasting no more than one year, until you give us alternative instructions.

For Contracts issued in Illinois, Indiana and Maryland, no Guarantee Periods for renewals are available as renewals are not permitted under the Contract. At the end of the Initial Guarantee Period you selected for the Single Premium, you can apply the Accumulation Value plus the MVA (only if the adjustment would be positive), less any premium tax owed, to an Annuity Plan. See page 9. If you do not elect an Annuity Plan, we will make a single lump-sum payment to you.

We may offer Guarantee Periods of different durations for the Initial Guarantee Periods. The Guarantee Periods available for renewals, if available, are limited to 1 year each.

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Initial Guarantee Period Interest Rate and Guarantee Period Interest Rate

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Each of the Initial Guarantee Period Interest Rate and the Guarantee Period Interest Rate is the effective annual rate that we will credit to the Accumulation Value when held for the duration of the Initial Guarantee Period and Guarantee Period, respectively. We credit interest daily at a rate that yields the Initial Guarantee Period Interest Rate and the Guarantee Period Interest Rate for the Initial Guarantee Period and the Guarantee Period, respectively. In the event of a Withdrawal, Surrender, the Death Benefit becomes payable or you elect to receive Annuity Payments, interest, if any, will be credited to the portion of the Accumulation Value applied to the transaction, including the day the transaction is processed. We will declare the Guaranteed Period Interest Rate in advance of the applicable Guarantee Period. Your agent/registered representative should have the guaranteed rates of return currently available. You can also find them out by contacting us. Our contact information appears on page Error! Bookmark not defined.. The Guarantee Period Interest Rate is guaranteed to be no less than 0%, except in the following states. For Contracts issued in Indiana, Maryland, North Carolina, Iowa and Washington, the Guaranteed Period Interest Rate is guaranteed to be greater than 0%, currently 0.25%.

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We do not use a specific formula to set these guaranteed rates of interest. We determine the interest rates in our sole discretion. We may, but are not required to consider, factors, including but not limited to the interest rate on the fixed income investments we use to support our guarantees (in which you have no direct or indirect interest), regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates.

Market Value Adjustment

A Market Value Adjustment (or MVA) will apply to certain Withdrawals or to a Surrender. Additionally, the MVA will apply to the Accumulation Value on the date of death in regard to the Death Benefit, or the date the Accumulation Value is applied to an Annuity Plan, but only if the adjustment would be positive and result in an increase to the Accumulation Value. We apply the MVA to the Accumulation Value, before deducting any Surrender Charges, as follows:

A Withdrawal in an amount that is greater than the interest earned, if any, during the prior 12 months and not previously withdrawn, which we refer to as the Interest Withdrawal Amount.
If you request a Surrender, the MVA will be calculated on the total Accumulation Value.
¡ IMPORTANT NOTE: If you subsequently Surrender your Contract, any MVA previously waived as a result of any Interest Withdrawal Amounts taken in the same Contract Year as the Surrender will be deducted from, or if applicable, added to the Accumulation Value prior to the application of the current MVA at the time of Surrender.
In the event of a Death Benefit or commencement of Annuity Payments under an Annuity Plan, the MVA will apply to, and increase the Accumulation Value as a result, but only if positive. Any negative MVA is waived.

The MVA will not apply to:

The Interest Withdrawal Amount; or
A Withdrawal or Surrender that takes place during the 30-day period following the end of the Initial Guarantee
Period or any such succeeding Guarantee Period.
¡ IMPORTANT NOTE: If you subsequently Surrender your Contract, any MVA previously waived as a result of any Interest Withdrawal Amounts taken in the same Contract Year as the Surrender will be deducted from, or if applicable, added to the Accumulation Value prior to the application of the current MVA at the time of Surrender.

The MVA is determined by a mathematical formula that measures the changes in the interest rate environment since the beginning of the Guarantee Period. We use the MVA to protect us from the risk that we will suffer a loss should we need to liquidate the investments we use to support the Guarantee Period Interest Rate in order to pay you the amount requested. The MVA will generally cause the Accumulation Value to be adjusted, either upward or downward, depending on whether interest rates in the market at that time are higher or lower than when the Guarantee Period began. The MVA could also result in no adjustment to the Accumulation Value. The MVA formula appears below followed by hypothetical examples illustrating both a negative and positive MVA.

The MVA may be negative, positive or result in no change. The MVA is generally negative when interest rates in the current market are higher than at the beginning of the Guarantee Period (the Accumulation Value or Cash Surrender Value, as applicable, is adjusted downward by the MVA Factor). The MVA is generally positive when the interest rates in the current market are lower than at the beginning of the Guarantee Period (the Accumulation Value or Cash Surrender Value, as applicable, is adjusted upward by the MVA Factor). The MVA Factor is a composite of index rates and corporate spreads with the values based on different external indexes, as reported by a national quoting service. The index for the index rate is the Treasury Constant Maturity Series, as published by the Federal Reserve. The corporate spread is based on the option adjusted spread (OAS) of the Barclays U.S. Aggregate Corporate Index.

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We currently set the index rate and corporate spread once a week. We reserve the right in the Contract to set these values more frequently. We also reserve the right in the Contract to substitute the index in the event the Treasury Constant Maturity Series or Barclays U.S. Aggregate Corporate Index is no longer available. For Contracts issued in Indiana, Maryland, North Carolina, Iowa and Washington, this right is subject to approval of the Interstate Insurance Product Regulation Commission.

The MVA Factor has a bias of 0.25%, which means the MVA formula is weighted in our favor, except in the following states. This bias will cause the MVA Factor to be slightly more negative or less positive, as applicable. For Contracts issued in Indiana, Maryland, North Carolina, Iowa and Washington, the MVA Factor does not have a bias. Also, the bias is zero during the Right to Examine and Return this Contract. See page 10.

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MVA Formula

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For Contracts issued in Indiana, Maryland, North Carolina, Iowa and Washington, And During the Right to Examine and Return this Contract:

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n
(1+a+i)	12
MVA Factor = [	] -1
( 1 +b + j )

After the Right to Examine and Return this Contract has expired:

n
(1+a+i)	12
MVA Factor = [( 1 + b + j + 0.25% ) ] -1

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Variables

a =	the index rate, determined at		Accumulation Value is		applied to an Annuity Plan,
	the beginning of the		applied to an Annuity Plan,		as applicable.
	Guarantee Period, based on		as applicable.
	time to maturity equal to the			n =	number of months (including
	Guarantee Period.	i =	value of the corporate spread		the current month) remaining
			index at the beginning of the		in the Guarantee Period,
b =	the index rate based on time		Guarantee Period.		determined on: the date of the
	to maturity equal to the				Withdrawal or Surrender; the
	number of years (including	j =	value of the corporate spread		date of death in regard to the
	the current year) remaining in		index determined on: the date		Death Benefit; or the date the
	the Guarantee Period,		of the Withdrawal or		Accumulation Value is
	determined on: the date of the		Surrender; the date of death		applied to an Annuity Plan,
	Withdrawal or Surrender; the		in regard to the Death		as applicable.
	date of death in regard to the		Benefit; or the date the
	Death Benefit; or the date the		Accumulation Value is

***
In re Comment 5: Surrender and Withdrawals

Surrender and Withdrawals

Except under certain qualified Contracts, you may Surrender the Contract for the Cash Surrender Value, or make a Withdrawal of a portion of the Accumulation Value any time before the earlier of:

The date on which Annuity Payments begin; and

The death of the Owner (or, if the Owner is not a natural person, the death of the Annuitant).

A Surrender or Withdrawal before the Owner or Annuitant, as applicable, reaches age 59 ½ may be subject to a U.S. federal income tax penalty equal to 10% of the amount treated as income, for which you would be responsible. See page Error! Bookmark not defined. for a general discussion of the U.S. federal income tax treatment of the Contract, which discussion is not intended to be tax advice. You should consult a tax adviser for advice about the effect of U.S. federal income tax laws, state laws or any other tax laws affecting the Contract, or any transaction involving the Contract.

Cash Surrender Value

Upon a Surrender of the Contract, you will receive the full cash value of the Contract (which amount we refer to as the Cash Surrender Value). We do not guarantee a minimum Cash Surrender Value. On any date during the Contract’s accumulation phase, we calculate the Cash Surrender Value as follows:

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The Accumulation Value
è Adjusted by the Market Value Adjustment, if any
¡ IMPORTANT NOTE: Any MVA previously waived as a result of any Interest Withdrawal Amounts taken in the same Contract Year as the Surrender will be deducted from, or if applicable, added to the
Accumulation Value prior to the application of the current MVA at the time of Surrender. The MVA will not apply to a Surrender that takes place during the 30-day period following the end of the Initial Guarantee
Period or any succeeding Guarantee Period.
è Minus any Surrender Charges
¡ IMPORTANT NOTE: Any Surrender Charges previously waived as a result of any Interest Withdrawal
Amounts taken in the same Contract Year as the Surrender will be deducted from the Accumulation Value prior to the Surrender Charges applicable at the time of Surrender. No Surrender Charges will apply after the Initial Guarantee Period ends.

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To Surrender the Contract, you must provide Notice to Us of such Surrender. If we receive your Notice to Us before the close of business on any Business Day, we will determine the Cash Surrender Value at the close of business on such Business Day; otherwise, we will determine the Cash Surrender Value as of the close of the next Business Day. We will generally pay the Cash Surrender Value within 7 days of receipt of Notice to Us of such Surrender. See page 24 [EXPLANATORY COMMENT: THIS CROSS REFERENCE IS TO SUSPENSION PAYMENTS SUBHEADING, WHICH APPEAR IMMEDIATELY BELOW IN THIS EXCERPT]

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Suspension of Payments

We reserve the right to suspend or postpone the date of any payment or determination of any value (including the Accumulation Value) under the Contract, beyond the 7 permitted days, on any Business Day that:

The New York Stock Exchange is closed;
Trading on the New York Stock Exchange is restricted;
An emergency exists as determined by the SEC; or
The SEC so permits for the protection of security holders.

We have the right to delay payment for up to 6 months, contingent upon written approval by the insurance supervisory official in the jurisdiction in which this Contract is issued.

***
In re Comment 3.a: State Variations (p. 13)

Annuity Payments and Annuity Plans

Annuity Payments

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The Contract provides for Annuity Payments. You can apply the Accumulation Value , plus the MVA (only if the adjustment would be positive), less any premium tax owed, to an Annuity Plan on any date following the first Contract Anniversary, which date we refer to as the Annuity Commencement Date. The Annuity Commencement Date cannot be later than the Contract Anniversary on or next following the oldest Annuitant’s 85th birthday, unless:

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We agree to a later date; or
The Internal Revenue Service publishes a final regulation or a revenue ruling concluding that an annuity contract with an Annuity Commencement Date that is later than the Contract Anniversary following the oldest
Annuitant’s 85th birthday will be treated as an annuity for U.S. federal tax purposes.

Notice to Us is required at least 30 days in advance of the date you wish to begin receiving Annuity Payments after we issue the Contract. If you do not select an Annuity Commencement Date, you will be deemed to have selected the Contract Anniversary on or immediately following the oldest Annuitant’s 85th birthday.

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On the Annuity Commencement Date, we will apply the Accumulation Value, plus any positive M V A, less any premium tax owed, to an Annuity Plan so long as the Annuitant is then living. If the Accumulation Value plus any positive M V A is less than $2,000 on the Annuity Commencement Date, we will pay such amount in a single lump-sum payment. Each Annuity Payment must be at least $20. We will make the Annuity Payments in monthly installments (although you can direct us to make the Annuity Payments quarterly, semi-annually or annually instead). We reserve the right in the Contract to make the Annuity Payments less frequently, as necessary, to make the Annuity Payment equal to at least $20. We may also change the $2,000 and $20 minimums based upon increases reflected in the Consumer Price Index for All Urban Consumers (CPI-U) since January 1, 2005. There is no Death Benefit once you begin to receive Annuity Payments under an Annuity Plan.

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We will determine the amount of the Annuity Payments on the Annuity Commencement Date as follows:

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Accumulation Value
è Plus the Market Value Adjustment (positive MVA only)
è Minus any premium tax that may apply
è Multiplied by the applicable payment factor, which depends on:
¡The Annuity Plan;
¡The frequency of Annuity Payments;
¡The age of the Annuitant (and sex, where appropriate under applicable law); and
¡A net investment return of 1.0% is assumed (we may pay a higher return at our discretion).
IMPORTANT NOTE: For Contracts issued in Indiana, Maryland, North Carolina, Iowa and
Washington, the net investment return will be the greater of 1% and the net investment return assumed under a single premium immediate annuity available for purchase at the time to the same class of Annuitants.
è Divided by 1,000.

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Annuity Plans

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You may elect one of the Annuity Plans described below, which provide for Annuity Payments of a fixed dollar amount only, using the Annuity 2000 Mortality Tables. In addition, you may elect any other Annuity Plan we may be offering on the Annuity Commencement Date. The Annuity Plan may be changed at any time before the Annuity Commencement Date upon 30 days prior Notice to Us. Except for Contracts issued in Illinois, Indiana and Maryland, if you do not elect an Annuity Plan, Annuity Payments will be made automatically each month for a minimum of 120 months and as long thereafter as the Annuitant is living, based on the oldest Annuitant’s life, unless otherwise limited by applicable law. For Contracts issued in Illinois, Indiana and Maryland, if you do not elect an Annuity Plan, we will make a single lump-sum payment to you.

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***
In re Comment 3.a: State Variations (p. 13)

Right to Examine and Return this Contract
For a prescribed period, you may return the Contract for any reason or no reason at all, which we refer to as the Right to Examine and Return this Contract. Subject to the state requirements specified in the table below, you may return the Contract within 10 days of your receipt of it, and you have up to 30 days if the Contract was issued as a replacement contract. Unless as otherwise noted below, if so returned, we will promptly pay you the Accumulation Value, adjusted for any
Market Value Adjustment. See page 6. In the event that the Market Value Adjustment is negative, the amount we pay you could be less than the Single Premium.

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Contract	Days for New Purchase	Days for Replacement Purchase
Issue State	and Amount Returned	and Amount Returned
10 days
Connecticut	Single Premium, plus interest, if any, that has been	Same
credited, less the amount of any Withdrawals

District of	10 days	Same
Columbia	Single Premium paid, less any Withdrawals
14 days
Florida		Same
Single Premium paid less any Withdrawals
10 days
Georgia		Same
Single Premium paid less any Withdrawals
20 days
Idaho		Same
Single Premium paid less any Withdrawals
	10 days	30 days
Kentucky	Single Premium paid less any Withdrawals	Accumulation Value, adjusted for any MVA

Louisiana	10 days	30 days
	Single Premium paid less any Withdrawals	Accumulation Value, adjusted for any MVA
10 days
Michigan		Same
Single Premium paid less any Withdrawals
	10 days	20 days
Missouri	Single Premium paid less any Withdrawals	Single Premium paid less any Withdrawals

Nebraska	10 days	30 days
	Single Premium paid less any Withdrawals	Accumulation Value, adjusted for any MVA

New Hampshire	10 days	30 days
	Single Premium paid less any Withdrawals	Accumulation Value, adjusted for any MVA
	10 days	20 days
Oklahoma	Single Premium paid less any Withdrawals	Single Premium paid less any Withdrawals

West Virginia	10 days	30 days
	Single Premium paid less any Withdrawals	Accumulation Value, adjusted for any MVA

Wyoming	10 days	20 days
	Accumulation Value, adjusted for any MVA	Single Premium paid less any Withdrawals

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***

In re Comment 6: Further Information (p. 25)

This prospectus does not reflect all of the information contained in the registration statement, of which this prospectus is part.
Portions of the registration statement have been omitted from this prospectus as allowed by the SEC. You may obtain the omitted information from the offices of the SEC, as described below. We are required by the Securities Exchange Act of 1934, as amended, file periodic reports and other information with the SEC. You may inspect or copy information concerning the Company at the Public
Reference Room of the SEC at:

Securities and Exchange Commission 100 F Street NE, Room 1580 Washington, DC 20549

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You may also obtain copies of these materials at prescribed rates from the Public Reference Room of the above office. You may obtain information on the operation of the Public Reference Room by calling the SEC at either 1-800-SEC-0330 or 1-202-942-8090.
You may also find more information about the Company on our website at www.ingfinancialsolutions.com.

When looking for more information about the Contract, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-162140.

A copy of the Company’s Annual Report of Form 10-K for the year ended December 31, 2008 accompanies this prospectus. We refer you to such Form 10-K for a description of the Company and its business, including the Company’s financial statements. We intend to send Owners of the Contract annual account reports and any other reports required by applicable law. We do not anticipate such annual account reports will include periodic financial statements or information concerning the Company or its business.

You can find this prospectus and other information the Company files electronically with the SEC on the SEC’s website at

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www.sec.gov.